press release

ArcelorMittal and Marcegaglia submit offer to acquire Ilva

30 June 2016 – ArcelorMittal and Marcegaglia today announce they have submitted an offer for the acquisition of Ilva.

The offer details the consortium’s industrial and environmental plans for Ilva, outlining:

•	A commitment to improving Ilva’s environmental performance, through the installation of best available technology, bringing Ilva in-line with European environmental standards and legislation;
•	The intention to increase Ilva’s primary utilisation rate, with crude steel production rising from the current level of c. 4.8 million tonnes per annum, to over 6 million tonnes per annum by 2020, and to maintain the operation of a minimum of three blast furnaces;
•	A major capital expenditure programme aimed at enhancing Ilva’s asset capabilities, increasing productivity levels and improving health and safety performance;
•	The introduction on new, innovative steel grades, facilitating an increase in the proportion of high value-added steel products in Ilva’s product mix;
•	A commitment to guaranteeing employment at industry best practice levels;
•	The economies of scale from which Ilva would benefit by being a part of ArcelorMittal, including leveraging ArcelorMittal’s global research and development expertise, sales and distribution networks, purchasing power, and technical steelmaking and market knowledge.

The submission of the bid is the first step in a multi-stage process that will see only the environmental part of the offer discussed for the next 120 days. Following this period the government will provide more clarity on the next steps of the offer process.

Commenting, Geert Van Poelvoorde, executive vice president and CEO, ArcelorMittal Europe Flat Products, said:

“ArcelorMittal, together with our partner Marcegaglia, has today submitted our offer for Ilva. We believe Ilva represents a compelling investment opportunity for ArcelorMittal, without compromising our balance sheet strength, as it would extend our leadership position and increase our product offering in Italy, Europe’s second largest steel manufacturing and consuming market.

“In recent years Ilva has been through some tough times that have affected all of its stakeholders, including employees and the local community. It is in need of a strong partner and immediate investment to stem the significant losses and guarantee a sustainable future. In ArcelorMittal, Ilva will find an experienced and committed partner ready to transfer its financial support, management know-how, operational expertise and product technology. We have carried out extensive due diligence and are satisfied that with targeted investments and a robust plan the plant can be successfully turned around.

“Our industrial plan in the first instance centres on the three blast furnaces currently in operation. The aim is to invest to improve product mix, quality and productivity in order to return the plant to profitability. In the longer term we will evaluate production volume increases based on market demand and the performance of the asset.

“The environmental problems of the plant are well documented. In line with the tender process, we have submitted a detailed environmental plan that outlines the investments we believe are required to bring environmental performance in-line with European standards. In general we support the aims of the AIA although in some instances have requested changes to how the performance limits are met.

“Both Italy and Ilva have a proud history of steelmaking that is important to the country’s industrial supply chain and economy. In partnership with ArcelorMittal and Marcegaglia we are confident that the future of steelmaking in Italy can be commercially and economically sustainable once again.”

Antonio Marcegaglia, Chairman and CEO of Marcegaglia, added:

“Ilva has always been a vital asset in the entire Italian steel chain, and we need to ensure it can continue to be in the long-term.

“The serious challenges that Ilva is currently facing - from an environmental, operational, financial and marketing perspective – that require a very strong industrial player, with proven expertise and strong track record on all aspects.

“Our consortium – based on a long-term industrial relationship – combines the strengths and the management competences of the world and European leader in the steel industry, with those of Marcegaglia, which include a unique knowledge and presence in the Italian and European downstream market.

“On this basis, we believe our consortium is the best equipped to take on the challenge of the Ilva turnaround, and ensure a sustainable, sound future, to which we are genuinely and thoroughly committed.”